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Sinead Martin - 617-760-8515	Laura McNamara - 617-760-1108

PUTNAM ANNOUNCES DELAY OF MERGERS
OF TWO CLOSED-END FUNDS INTO OPEN-END FUNDS

BOSTON, January 9, 2009—Putnam Investments and the Board of Trustees of the Putnam Funds announced today that the previously announced mergers of Putnam Municipal Opportunities Trust (NYSE: PMO) into Putnam Tax Exempt Income Fund and of Putnam Managed Municipal Income Trust (NYSE: PMM) into Putnam Tax-Free High Yield Fund will be delayed in light of current unsettled market conditions. In each merger the acquired fund (a closed-end fund) and the surviving fund (an open-end fund) are managed by Putnam Investment Management, LLC (“Putnam”).

As discussed in the October 30, 2008 press release announcing the Trustees’ approval of these mergers, the terms of the mergers require that all of the closed-end funds’ preferred shares be redeemed prior to completion of these mergers, and Putnam was authorized to implement such redemptions, as and when market conditions permit in its judgment. The tables below reflect the preferred share redemptions that have occurred (or are scheduled to occur) since October 30, 2008.

Putnam Municipal Opportunities Trust

Series	CUSIP	Shares Called	Actual or	Total Liquidation
		for	Scheduled	Preference of Shares
		Redemption	Redemption Date	Called for Redemption

A	746922202	3,842	December 8, 2008	$96,050,000

B	746922301	0	--	0

C	746922400	800	November 21, 2008	$60,000,000

		1,600	January 16, 2009

Putnam Managed Municipal Income Trust

Series	CUSIP	Shares Called	Actual or	Total Liquidation
		for	Scheduled	Preference of Shares
		Redemption	Redemption Date	Called for Redemption

A	746823202	250	January 21, 2009	$25,000,000

B	746823301	495	December 10, 2008	$49,500,000

C	746823400	0	--	0

Following these redemptions Putnam Municipal Opportunities Trust and Putnam Managed Municipal Income Trust will have outstanding $178,850,000 and $123,500,000, respectively, in total liquidation preference of preferred shares.

Putnam has advised the Board of Trustees that in its judgment current market conditions make it inadvisable at this time to implement redemptions of the preferred shares beyond those already scheduled to occur. Accordingly, the Board of Trustees has decided to defer seeking shareholder approval of the proposed mergers at this time. The Trustees continue to believe that the proposed mergers are in the best long-term interests of shareholders and will seek to move forward with these transactions as and when market conditions permit. A further announcement will be made when additional information is available concerning the expected timing of shareholder meetings and the completion of the mergers.

About Putnam: Putnam Investments is a leading global money management firm with over 70 years of investment experience. As of December 30, 2008, Putnam managed $106 billion in assets, of which $54 billion is for mutual fund investors and $52 billion is for institutional accounts. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnam.com.

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The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the funds discussed herein, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to such merger has been filed with the SEC and becomes effective, please call 1-800-225-1581. Free copies of such materials can also be found on the SEC’s website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.